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                                                                 Exhibit (a)(14)

RASMALA BUYOUT FUND LP COMPLETES TENDER OFFER FOR ARAMEX INTERNATIONAL LIMITED

       DUBAI, UNITED ARAB EMIRATES - February 8, 2002 - Rasmala Partners Ltd., the manager of the Rasmala Buyout Fund LP, announced today that the offering period of the tender offer by its wholly-owned subsidiary, Rasmala Distribution (Bermuda) Limited, to purchase all of the outstanding shares of common stock of Aramex International Limited (Nasdaq: ARMX) expired Thursday, February 7, 2002, at 12:00 midnight, New York City time.

       Approximately 4,998,670 Aramex shares, representing approximately 96.48% of the outstanding shares, had been validly tendered and not withdrawn prior to the expiration of the offer (including approximately 27,453 shares that are guaranteed to be delivered). All shares validly tendered and not withdrawn were accepted for payment and Rasmala Distribution (Bermuda) Limited will promptly pay for such shares.

       Any shares of Aramex that were not acquired in the tender offer are expected to be acquired by a compulsory acquisition at the same $12.00 per share cash price.

       The acquisition is being executed on a leveraged basis with approximately US$25 million in equity capital. Senior and mezzanine debt has been arranged by Shuaa Capital and Capital Trust, two leading investment banking groups from the Middle East.

       "We are absolutely delighted by the response to our tender offer. Aramex is the first acquisition initiated by the Rasmala Buyout Fund and is representative of the quality of transactions that the Fund will do in the future. It is the first ever leveraged buyout of a Nasdaq-listed company by a Middle East-based buyout fund, and the Rasmala Buyout Fund is the first ever buyout fund originating from the Middle East structured to global, best-in-class standards," said Arif Naqvi, Managing Partner at Rasmala Partners Ltd. "We will continue to develop a `buy and build' approach, acquiring platform companies onto which we can bolt-on further businesses which can dramatically enhance the value of the whole. We believe that the Middle East region provides tremendous opportunity for a pioneering private equity buyout fund to partner with strong management teams and acquire a variety of businesses that can benefit from our strategic, value-building initiatives."

       "I am very happy with the successful conclusion of the transaction as it is a good result for everyone concerned," said Fadi Ghandour, the Chief Executive Officer and President of Aramex. "I am looking forward to working with the Rasmala team. It is important for everyone to know that it is business as usual at Aramex. The Aramex management remains committed to the success of the company and we will continue to do what we do best, that is, serving our clients by continuously providing them with innovative solutions to their needs."

       Aramex, with revenues for the nine months ended September 30, 2001 of $85.4 million, is a leading provider of international and domestic express package delivery, freight forwarding, logistics and other transportation services primarily to, from and within the Middle East and the Indian Sub-Continent. Since its founding in 1982, Aramex has expanded its station/office network to include 120 locations in 33 countries. For additional information, visit Aramex's web site at www.aramex.com.

       Rasmala Buyout Fund LP was formed to make equity and equity-related investments in leveraged acquisitions of a diversified portfolio of manufacturing, consumer distribution, logistics, banking and financial services, media, energy and other businesses located in the Middle East, North Africa and the Indian Sub-Continent. Rasmala Buyout Fund LP is managed by Rasmala Partners Ltd.



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       CERTAIN OF THE STATEMENTS CONTAINED IN THIS ANNOUNCEMENT MAY BE DEEMED
FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS, AND OTHER MATTERS ADDRESSED IN THIS ANNOUNCEMENT, INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. AMONG THE FACTORS THAT COULD CAUSE ACTUAL PLANS TO DIFFER MATERIALLY FROM THESE STATEMENTS AND OTHER MATTERS, ARE THE RISKS AND OTHER FACTORS DETAILED, FROM TIME TO TIME, IN ARAMEX'S REPORTS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, INCLUDING, BUT NOT LIMITED TO, ARAMEX INTERNATIONAL LIMITED'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2000.


Contact:             Salman Mahdi
                     Rasmala Partners Ltd.
                     +971 50 625 2640
                     salman@rasmala.com




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